Insider transaction detail - View details for insider	2009-08-25 17:54 ET

Transactions sorted by	: Insider
Insider family name	: Herrick ( Starts with )
Given name	: Lloyd ( Starts with )
Transaction date range	: August 19, 2009 - August 25, 2009

Insider name:	Herrick, Lloyd William

Legend:	O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning:

The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Issuer name: TransGlobe Energy Corporation Insider's Relationship to Issuer: 4 - Director of Issuer, 5 - Senior Officer of Issuer
Security designation: Options (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
1472478	2009-08-20	2009-08-25	Direct Ownership :	52 - Expiration of options	-100,000	3.2600	485,000		3.2600	2009-08-20	Common Shares	-100,000	485,000
1472479	2009-08-21	2009-08-25	Direct Ownership :	50 - Grant of options	+100,000	3.4000	585,000		3.4000	2014-08-21	Common Shares	+100,000	585,000